POLICY NUMBER: BFIV-45000317-21	BCR ALL 00 01 15
NAMED INSURED: HIMCO Variable Insurance Trust	ENDORSEMENT #: 15
EFFECTIVE DATE: 08/19/2017	EXPIRATION DATE: 03/31/2018
DATE OF ISSUANCE: 07/26/2017

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CHANGE ENDORSEMENT

Change Number	Effective Date Of Change
2	12:01 A.M. on: 08/19/2017

The Named Insured is changed to:

The following Insured(s) is added as a Named Insured:

The following Insured(s) is deleted as a Named Insured:

The Mailing Address is changed to:

The Policy Period is:

Extended to: 3/31/2018	Reduced to:

Other:

Premium:

$2,726.00 Additional Premium

All other terms, conditions, limitations and exclusions remain unchanged.

BCR ALL 00 01 15	Page 1 of 1	☐

CERTIFICATE OF SECRETARY

The undersigned, being the duly elected Secretary of HIMCO Variable Insurance Trust (the “Trust”), hereby certifies that the following resolutions were adopted by the Board of Trustees of the Trust (the “Board”) at the Trust’s June 1, 2017 Board Meeting:

RESOLVED, that each of the officers of the Trust is hereby authorized to enter into a fidelity bond as described at this meeting, so that the amount of insurance is equal to the greater of $1.7 million or the amount required by the Investment Company Act of 1940, as amended (“1940 Act”) (the “Bond”), for the period ending on or about March 31, 2018; and

FURTHER RESOLVED, that the Bond will cover, among other things, the officers of the Trust in accordance with the requirements of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that after considering such factors as: the value of the aggregate assets of the Trust to which any person covered under the Bond may have access; the types and terms of the arrangements for the custody and safekeeping of such assets and the nature of the securities in the portfolios of the Trust, HIMCO has represented and it is the judgment of the Board that the form of and the amount of the Bond are reasonable, and are hereby approved; and

FURTHER RESOLVED, that in approving the Bond, the Board has also given due consideration to the amount of the premium of the Bond; and

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized and directed to pay on behalf of the Trust the premium; and

FURTHER RESOLVED, that each of the officers of the Trust is hereby instructed to make all filings with the U.S. Securities and Exchange Commission (the “SEC”) and to give all notices required by Rule 17g-1 under the 1940 Act on behalf of the Trust with respect to the Bond; and

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized and directed to increase the amount of the Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts; and

FURTHER RESOLVED, that each of the officers of the Trust is hereby authorized to execute and deliver such documents as may be necessary to effect the policy and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions and to comply with Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned, in her official capacity, has executed and delivered this Certificate of the Secretary.

Dated:    October 13, 2017

By:	/s/ Brenda Page
Brenda Page
Secretary and Chief Legal Officer